Exhibit 99.46

VERSES

VERSES Announces Results of Special Meeting

VANCOUVER, British Columbia, July 18, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announces the voting results from its special meeting of the Class A Subordinate Voting shareholders (the “Class A Shareholders”) held on Monday, July 17, 2023 (the “Meeting”).

At the Meeting, the Class A Shareholders: (i) ratified the change of name of the common shares of the Company to Class A Subordinate Voting Shares, the creation of the Class B Proportionate Voting Shares of the Company and the addition of special rights and restrictions to the Class A Subordinate Voting Shares and the Class B Proportionate Voting Shares (the “Share Alteration”), which Share Alteration was previously approved by the shareholders of the Company on July 19, 2021 and made effective on July 20, 2021; (ii) and ratified subsequent restricted share private placement transactions conducted by the Company (the “Private Placements”); all on a majority of the minority basis. For more details regarding the Share Alteration and the Private Placements, please see the Company’s information circular dated June 14, 2023 available on the Company's profile on SEDAR at www.sedar.com.

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Agent for anyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

On Behalf of the Company

Gabriel René
Verses AI Inc.
Co-Founder & CEO
&
Eric Holder
Director of Communications,
Verses AI Inc.
press@verses.ai

Investor Relations Inquiries
Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.